Exhibit 1
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RNS Number : 5222T
WPP PLC
08 June 2009


FOR IMMEDIATE RELEASE                                                8 June 2009


Notice of Publication of Financial Statements for WPP Finance (UK)

WPP Finance (UK)'s audited consolidated financial statements and audit report thereon for the year ended 31 December 2006 have been filed with the UK Listing Authority.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5222T_-2009-6-8.pdf
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For further information, please contact:

Paul Delaney
c/o WPP 2008 Limited
27 Farm Street
London W1J 5RJ

Tel: + 44 (0)207318 0037
Fax: + 44 (0)207 491 8417
Email: pdelaney@wpp.com